THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

FILED PURSUANT TO RULE 17A-5(e)(3) OF THE
SECURITIES ACT OF 1934 AS A PUBLIC DOCUMENT

PUBLIC

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65260

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___THEMIS TRADING LLC___

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___10 TOWN SQUARE, SUITE# 100___
                       (No. and Street)

___CHATHAM___   ___NJ___   ___07928___
    (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___PAUL ZAJAC___   ___(973) 665-9600___   ___Pzajac@ThemisTrading.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___CliftonLarsonAllen LLP___
             (Name – if individual, state last, first, and middle name)

___293 EISENHOWER PARKWAY___   ___LIVINGSTON___   ___NJ___   ___07039___
(Address)   (City)   (State)   (Zip Code)

___10/16/2003___   ___655___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __PAUL S. ZAJAC_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___THEMIS TRADING LLC_____, as of __DECEMBER 31_____ 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public - State of New Jersey
My Commission Expires Mar 1, 2023

Signature: _____

Title: ___MANAGING MEMBER_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Themis Trading LLC
Chatham, New Jersey

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Themis Trading LLC as of December 31, 2022, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Themis Trading LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Themis Trading LLC's management. Our responsibility is to express an opinion on Themis Trading LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Themis Trading LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of this financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



CliftonLarsonAllen LLP

We have served as Themis Trading LLC's auditors since 2015.

Livingston, New Jersey
February 24, 2023

THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	243,327
Deposit with clearing broker		500,000
Commissions receivable		504,373
Fixed assets at cost, net of		
accumulated depreciation of $171,598		2,313
Other assets		25,129
TOTAL ASSETS	$	1,275,142

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accrued expenses and other liabilities	$	446,183
		446,183
COMMITMENTS AND CONTIGENCIES		
MEMBERS' CAPITAL		828,959
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,275,142

The accompanying notes are integral part of these financial statements.

THEMIS TRADING LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1.   ORGANIZATION AND NATURE OF BUSINESS

Themis Trading LLC (the "Company") was organized under the laws of the State of Delaware on February 19, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Investors' Exchange LLC, and 20 states. In this capacity the Company executes agency transactions for institutional customers and conducts soft dollar transactions. The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets, LLC ("RBC"). On June 7, 2021, the Company changed its clearing broker from Cowen and Company LLC to RBC.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market ("market risk") or failure of the other party to the transaction to perform ("credit risk") exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit risk of each investment advisor client, broker-dealer, clearing organization, and other counterparty with which it conducts business.

The Company introduces its customer transactions on a fully disclosed basis to RBC for correspondent clearing services in accordance with the terms of a clearing agreement. In connection with the agreement RBC has agreed to perform clearing and depository operations, and the Company has agreed to indemnify RBC for losses that it may sustain related to the Company's customers. At December 31, 2022, the deposit with clearing broker reflected on the statement of financial condition was substantially in cash held by RBC.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

THEMIS TRADING LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Security transactions are classified as operating activities on the statement of cash flows since this is the Company's principal business activity.

The Company maintains cash accounts with several financial institutions. At times the balances maintained in banks and brokerage firms may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits and Securities Investor Protection Corporation ("SIPC") insurance limits, respectively. At year end, amounts were under the FDIC insurance limits and SIPC insurance limits.

3.   INCOME TAXES

The Company has elected to be recognized as an S-corporation by the Internal Revenue Service for tax purposes only. For state income tax purposes, the Company recognizes corporation business tax ("CBT") at the maximum level of $1,500. The Company's income or loss is reportable by its shareholders on their individual tax returns.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2022 management has determined that there are no material uncertain income tax positions.

4.   PROFIT SHARING PLAN

The Company has a profit sharing plan covering all qualified employees. Contributions to the plan are determined annually by the Company's members. The profit sharing plan expense of $6,578 for the year ended December 31, 2022. The estimated profit-sharing plan expense of $6,578 was accrued on the statement of financial condition for the plan as of December 31, 2022.

THEMIS TRADING LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

5.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company's office lease terminated on December 31, 2021. At present, the Company is leasing its office space month-to-month.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2022, or during the year then ended.

6.   RULE 15C3-3

The Company is exempt from the provisions of the SEC customer protection rules, SEA Rule 15c3-3 under Paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to clients and executes all financial transactions on behalf of clients on a fully disclosed basis through its clearing firm.

7.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's net capital rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2022, the Company had net capital of $801,517, which exceeded the minimum requirement of $100,000 by $701,517. The Company's ratio of aggregate indebtedness to net capital at that same date was 0.56 to 1.

8.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional clients. These activities may expose the Company to off balance sheet credit risk in the event a client is unable to fulfill its contracted obligation.

9.   SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2022, and through February 24, 2023, the date that these financial statements were available to be issued and has concluded that no further information is required to be disclosed.